March 30, 2015
Via EDGAR
Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 162 to the Registration Statement on Form N-1A
Dear Ms. Rossotto,
Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Principal Funds, Inc. (the “Registrant”) is filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to the Registrant’s registration statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (the “Amendment”).
The Registrant is filing the Amendment to add a new series, the EDGE MidCap Fund, in an existing share class (Institutional) and an existing share class (P) to an existing series (the Real Estate Debt Income Fund). Because the share classes currently exist and other disclosure in the filing has been reviewed recently as part of the annual update process, the Registrant requests selective review of the disclosure relevant to the limited changes in the filing (for example, principal investment strategies and principal risks for the new fund, and annual fund operating expense information and examples for both funds). See Release No. 33-6510 (February 15, 1984).
The Registrant will update certain information in a subsequent filing pursuant to Rule 485(b) under the 1933 Act, including, for example, 5% and 25% ownership information.
The Amendment consists of the following:

(1)	Facing Page

(2)	Part A - a prospectus for Institutional Class shares of the EDGE MidCap Fund and Class P shares of the Real Estate Debt Income Fund

(3)
Part B - an amended and restated Statement of Additional Information that includes each of the Registrant’s series with an August 31 fiscal year end, as well as revisions related to the addition of the EDGE MidCap Fund in Institutional Class shares and the addition of Class P shares to the Real Estate Debt Income Fund

(4)	Part C, and

(5)	Signature pages.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Registrant is not filing the Amendment to update or amend the prospectuses or statements of additional information for the Registrant’s other series with an August 31 fiscal year end or for Registrant’s series with an October 31 fiscal year end.
Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,
/s/ Jennifer Mills
Jennifer Mills
Assistant Counsel, Registrant